Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Alta Equipment Group Inc. (formerly known as B. Riley Principal Merger Corp.) on Form S-8 of our report dated March 25, 2020, with respect to our audits of the financial statements of Alta Equipment Group Inc. (formerly known as B. Riley Principal Merger Corp.) as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, appearing in the Annual Report on Form 10-K of Alta Equipment Group Inc. (formerly known as B. Riley Principal Merger Corp.) for the year ended December 31, 2019. We were dismissed as auditors on March 25, 2020 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

New York, NY

July 20, 2020